Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Coventry Health Care, Inc.
(Commission File No.: 1-16477)
The following Fact Sheet was distributed by Aetna:

AETNA TO ACQUIRE COVENTRY HEALTH CARE, INC.

Companies
Description
Aetna (NYSE: ΑET) is one of the nation's leaders in health care, dental, pharmacy, group life and disability insurance, and employee benefits. Dedicated to helping people achieve health and financial security, Aetna puts information and helpful resources to work for its members to help them make better-informed decisions about their health care.

Coventry (NYSE: CVH) is a diversified national managed healthcare company dedicated to delivering high-quality health care solutions at an affordable price.  Coventry provides a full portfolio of risk and fee-based products including Medicare and Medicaid programs, group and individual health insurance, workers’ compensation solutions, and network rental services.

Products & Services
• Medical: Group and Individual
• Retiree: Pre-65 and 65+
• Medicare Advantage: Individual and Group
• Medicare Supplement
• Medicare Prescription Drug Plans
• Medicaid
• International
• Pharmacy
• Dental
• Behavioral Health
• Group Life and Disability
• Vision
• Medical Management Capabilities
• Accountable Care Solutions
• Health Information Technology: Medicity, iTriage, iNexx
• Clinical Decision Support: ActiveHealth Management

• Medical: Group and Individual
• Retiree Solutions: Pre-65 and 65+
• Medicare Advantage: Individual and Group
• Medicare Prescription Drug Plans
• Medicaid
• Workers' Compensation Services
• Network Rental Services
• Behavioral Health
• Dental

Headquarters	Hartford, CT	Bethesda, MD

Membership as of June 30, 2012	18.029 million medical, 13.590 million dental, 8.661 million pharmacy members	3.787 million medical and 1.494 million Medicare Part D
2011 Financial highlights	Revenue: $33.78 billion Net income: $1.99 billion Market Capitalization: $12.71 billion (as of August 17, 2012)	Revenue: $12.19 billion Net income: $543.11 million Market Capitalization: $4.68 billion (as of August 17, 2012)
Additional Company Background
•  Aetna offers a broad range of insurance and employee benefits products.
•  The first national, full-service health insurer to offer a consumer-directed health plan, Aetna continues to lead the way with its Aetna HealthFund line of products, including HSA, HRA and RRA options.
•  Aetna offers a wide array of programs and services that help control rising employee benefits costs while striving to improve the quality of health care, such as case management; disease management and patient safety programs; integrated medical, dental, pharmaceutical, behavioral health and disability information.
•  Aetna provides members with access to convenient tools and easy-to-understand information that can help them make better-informed decisions about their health and financial wellbeing.

•  Coventry ensures every person and organization they serve receives the greatest possible value for their health care investment.
•  Coventry brings together members, employers, and providers, making available the best possible information, and together devising solutions that help people enjoy optimal health.
•  Coventry has the expertise, the experience, and the agility to craft the new products, the new processes, and the new services needed to make health care more accessible and affordable to all Americans.

Strategic rationale

•	Coventry expected to add nearly 4 million medical members, plus 1.5 million Medicare Part D members
o	Aetna’s total medical membership will increase to 22 million members in both Commercial and Government businesses on a pro forma basis.
o	New membership in existing and new geographies.

•	Coventry expected to add meaningful Government business, which balances Aetna’s overall portfolio
o	With Coventry, Aetna’s Government business will represent over 30% of its pro forma revenue, from 23 percent currently.
o
Coventry also will improve Aetna’s Government footprint, adding growing individual Medicare Advantage and Medicare Part D businesses to Aetna’s group Medicare Advantage platform and enhancing Aetna’s overall Medicare Part D membership.

•	Coventry expected to enhance Aetna’s capabilities and readiness for 2014 and beyond
o
Coventry’s local focus, with significant individual and small group membership, a low-cost structure and affordable products will complement Aetna’s health care IT capabilities and accelerate our readiness for the consumer exchanges.

o	Coventry’s low-cost platform is expected to enhance Aetna’s ability to offer affordable products.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Aetna Inc. (“Aetna”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and Coventry Health Care, Inc. (“Coventry”) will file with the SEC a proxy statement/prospectus, and each of Aetna and Coventry will file other documents with respect to the proposed acquisition of Coventry and a definitive proxy statement/prospectus will be mailed to stockholders of Coventry.  INVESTORS AND SECURITY HOLDERS OF COVENTRY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Coventry through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.  Copies of the documents filed with the SEC by Coventry will be available free of charge on Coventry’s internet website at http://www.cvty.com or by contacting Coventry’s Investor Relations Department at 301-581-5717.

Aetna, Coventry, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Coventry is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 28, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 6, 2012, and its Current Report on Form 8-K, which was filed with the SEC on May 31, 2012.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011 (“Aetna’s Annual Report”), which was filed with the SEC on February 24, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 9, 2012 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (“Aetna’s Second Quarter 10-Q”) which was filed with the SEC on July 31, 2012.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control.

Statements in this document regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Coventry’s businesses; the diversion of management time on acquisition-related issues; and the implementation of health care reform legislation and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows.  Health care reform will significantly impact Aetna’s business operations and financial results, including Aetna’s medical benefit ratios.  Components of the legislation will be phased in over the next six years, and Aetna will be required to dedicate material resources and incur material expenses during that time to implement health care reform.  Many significant parts of the legislation, including health insurance exchanges, Medicaid expansion, the scope of “essential benefits,” employer penalties and the implementation of minimum medical loss ratios, require further guidance and clarification both at the federal level and/or in the form of regulations and actions by state legislatures to implement the law.  In addition, pending efforts in the U.S. Congress to repeal, amend, or restrict funding for various aspects of health care reform, the 2012 presidential and congressional elections, and the possibility of additional litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform.  As a result, many of the impacts of health care reform will not be known for the next several years.  Other important risk factors include: adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure) or mandate coverage of certain health benefits); Aetna’s ability to differentiate its products and solutions from those offered by its competitors, and demonstrate that its products lead to access to better quality of care by its members; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu, increased COBRA participation rates or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; increases resulting from unfavorable changes in contracting or re-contracting with providers, and increased pharmacy costs); failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to us; adverse changes in size, product mix or medical cost experience of membership; Aetna’s ability to diversify its sources of revenue and earnings; adverse program, pricing or funding actions by federal or state government payors, including curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; the ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; the ability to successfully implement Aetna’s agreement with CVS Caremark Corporation on a timely basis and in a cost-efficient manner and to achieve projected operating efficiencies for the agreement; Aetna’s ability to integrate, simplify, and enhance its existing information technology systems and platforms to keep pace with changing customer and regulatory needs; the success of Aetna’s health information technology initiatives; Aetna’s ability to successfully integrate its businesses (including Medicity, Prodigy Health Group, PayFlex, and Genworth Financial Inc.’s Medicare Supplement business and other businesses Aetna may acquire in the future, including Coventry) and implement multiple strategic and operational initiatives simultaneously; managing executive succession and key talent retention, recruitment and development; the outcome of various litigation and regulatory matters, including guaranty fund assessments and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; reputational issues arising from its social media activities, data security breaches, other cybersecurity risks or other causes; the ability to develop and maintain relations with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to maintain its relationships with third party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; and a downgrade in Aetna’s financial ratings.  For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Aetna’s “First Quarter 10-Q”) and Aetna’s Second Quarter 10-Q (together with Aetna’s First Quarter 10-Q, Aetna’s “Quarterly Reports”), each on file with the SEC.  You also should read Aetna’s Annual Report and Aetna’s Quarterly Reports for a discussion of Aetna’s historical results of operations and financial condition.

Statements in this document regarding Coventry that are forward-looking, including but not limited to the anticipated benefits of the transaction to Coventry, the projected closing date, the closing of the transaction, and the projected membership additions to Aetna, are based on Coventry’s management’s estimates, assumptions and projections, and are subject to significant uncertainties and risks, many of which are beyond the control of Coventry’s management, including but not limited to: the failure to receive, on a timely basis or otherwise, the required approvals by Coventry’s stockholders and government or regulatory agencies; the risk that a condition to closing of the proposed transaction may not be satisfied; Coventry’s and Aetna’s ability to consummate the proposed transaction; the possibility that the anticipated benefits and synergies from the proposed transaction cannot be fully realized or may take longer to realize than expected; the failure by Aetna to obtain the necessary financing in connection with the proposed transaction; the possibility that costs or difficulties related to the integration of Coventry’s and Aetna’s operations will be greater than expected; operating costs and business disruption may be greater than expected; the ability of Coventry to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the proposed transaction; and the implementation of health care reform legislation.  Among the risk factors that may materially affect Coventry’s business, operations or financial condition are the ability to accurately estimate and control future health care costs; the ability to increase premiums to offset increases in the Coventry’s health care costs; general economic conditions and disruptions in the financial markets; changes in legal requirements from recently enacted federal or state laws or regulations, court decisions, or government investigations or proceedings; guaranty fund assessments under state insurance guaranty association law; changes in government funding and various other risks associated with Coventry’s participation in Medicare and Medicaid programs; Coventry’s ability to effectively implement and manage its Kentucky Medicaid program, including the implementation of appropriate risk adjustment revenue and management of the associated medical cost and the effect on its MLR; a reduction in the number of members in its health plans; its ability to acquire additional managed care businesses and to successfully integrate acquired businesses into its operations; its ability to attract new members or to increase or maintain premium rates; the non-renewal or termination of its government contracts, unsuccessful bids for business with government agencies or renewal of government contracts on less than favorable terms; failure of independent agents and brokers to continue to market its products to employers; a failure to obtain cost-effective agreements with a sufficient number of providers that could result in higher medical costs and a decrease in membership; negative publicity regarding the managed health care industry generally or Coventry in particular; a failure to effectively protect, maintain, and develop its information technology systems; compromises of its data security; periodic reviews, audits and investigations under its contracts with federal and state government agencies; litigation, including litigation based on new or evolving legal theories; volatility in its stock price and trading volume; Coventry’s indebtedness, which imposes certain restrictions on its business and operations; an inability to generate sufficient cash to service its indebtedness; Coventry’s ability to receive cash from its regulated subsidiaries; and an impairment of Coventry’s intangible assets.  For a further discussion of risks and uncertainties, please see the risk factors described in Coventry’s Annual Report on Form 10-K for the year ended December 31, 2011 (“Coventry Annual Report”), Coventry’s Quarterly Report for the quarter ending March 31, 2012 (“Coventry First Quarter 10-Q”), and Coventry’s Quarterly Report for the quarter ending June 30, 2012 (together with Coventry’s First Quarter 10-Q, “Coventry Quarterly Reports”), each on file with the SEC. You should also read the Coventry Annual Report and the Coventry Quarterly Reports for a discussion of Coventry’s historical results of operations and financial condition.   Except to the extent required by applicable law, Coventry does not intend to update any such forward looking statements.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Coventry.  Neither Aetna nor Coventry assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.